Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022

Tel (212) 421-7850	Fax (212) 224-6740

Francis I. Perier, Jr.

February 21, 2008

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Forest Laboratories, Inc. Form 10-K for the Fiscal Year Ended March 31, 2007 File No. 001-05438

Dear Mr. Rosenberg:

We acknowledge receipt of the Securities and Exchange Commission’s comment letter dated February 8, 2008, File Number 001-05438. We are in the process of drafting our response and anticipate filing it by March 20, 2008.

Sincerely,

/s/ Francis I. Perier, Jr.
of FOREST LABORATORIES, INC.

Cc:	Tabatha Akins Staff Accountant Mary Mast Senior Accountant Sebastian Gornez Abero Staff Attorney Jeff Riedler Assistant Director